SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 5)*
Humanigen, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
444863 10 4
(CUSIP Number)
Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue, New York, New York 10110
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 2, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

1,124,334

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,124,334

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,124,334

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,649,549

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,649,549

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,649,549

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cheval Holdings, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,677,408

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,677,408

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,677,408

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

10,801,742

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

10,801,742

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,801,742

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.3%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dale Chappell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

33,440

8.	SHARED VOTING POWER

13,451,291

9.	SOLE DISPOSITIVE POWER

33,440

10.	SHARED DISPOSITIVE POWER

13,451,291

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,484,731

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.8%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D dated July 11, 2013 filed by the Reporting Persons with respect to the shares of common stock, par value $0.001 (the “Shares”), of Humanigen, Inc. (the “Issuer”), as previously amended (the “Schedule 13D”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
A total of approximately $21,700,000 was paid to acquire the Shares reported as beneficially owned by the Reporting Persons.  The funds used to purchase these securities were obtained from the general working capital of the Domestic Fund, the Offshore Fund and Cheval and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.
Item 5.	Interest in Securities of the Issuer.
Sub-clause (a) of Item 5 is hereby amended and restated in its entirety as follows:
“(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 59,083,706 Shares outstanding as of May 5, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 13, 2021.
As of the date hereof, the Domestic Fund may be deemed to beneficially own 1,124,334 Shares, the Offshore Fund may be deemed to beneficially own 2,649,549 Shares and Cheval may be deemed to beneficially own 9,677,408 Shares, constituting approximately 1.9%, 4.5% and 16.4%, respectively, of the outstanding Shares.
BH Management, by virtue of its relationships with Domestic Fund and Cheval discussed in further detail in Item 2, may be deemed to beneficially own the 10,801,742 Shares beneficially owned by the Domestic Fund and Cheval, constituting approximately 18.3% of the outstanding Shares.
Mr. Chappell, by virtue of his relationships with the Domestic Fund, the Offshore Fund and Cheval discussed in further detail in Item 2 of the Schedule 13D, may be deemed to beneficially own the 13,451,291 Shares collectively owned by the Domestic Fund, the Offshore Fund and Cheval.  Mr. Chappell also personally owns options that are exercisable within the next 60 days for 33,440 Shares.  Together, this constitutes approximately 22.8% of the outstanding Shares.”
Sub-clause (c) is hereby amended and restated in its entirety as follows:
“(c)            As described in further detail in Item 4 of Amendment No. 4 to the Schedule 13D, on September 18, 2020, the Issuer granted to Mr. Chappell an option to purchase 133,760 Shares pursuant to the Issuer’s 2020 Plan.  The Grant vests in twelve equal installments, the first of which occurred on December 31, 2020, with the remaining installments vesting on the first day of each quarter thereafter.
The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule B attached hereto.”

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	June 14, 2021
BLACK HORSE CAPITAL LP

By:	Black Horse Capital Management LLC General Partner

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Manager

BLACK HORSE CAPITAL MASTER FUND LTD.

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Director

CHEVAL HOLDINGS, LTD.

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Manager

/s/ Dale Chappell
DALE CHAPPELL

SCHEDULE B
TRANSACTIONS IN THE SECURITIES OF THE ISSUER EFFECTED BY THE REPORTING PERSONS DURING THE PAST 60 DAYS
Class of Security	Amount of Securities Purchased/(Sold)	Price	Reporting Person	Date of Transaction
Common Shares	(12,028)	$19.0115	Black Horse Capital LP	06/02/2021
Common Shares	(30,182)	$18.369	Black Horse Capital LP	06/03/2021
Common Shares	(20,066)	$18.4635	Black Horse Capital LP	06/04/2021
Common Shares	(12,732)	$19.0832	Black Horse Capital LP	06/07/2021
Common Shares	(24,056)	$19.0115	Black Horse Capital Master Fund Ltd.	06/02/2021
Common Shares	(60,365)	$18.369	Black Horse Capital Master Fund Ltd.	06/03/2021
Common Shares	(40,132)	$18.4635	Black Horse Capital Master Fund Ltd.	06/04/2021
Common Shares	(25,464)	$19.0832	Black Horse Capital Master Fund Ltd.	06/07/2021
Common Shares	(40,042)	$19.0115	Cheval Holdings, Ltd.	06/02/2021
Common Shares	(100,607)	$18.369	Cheval Holdings, Ltd.	06/03/2021
Common Shares	(66,886)	$18.4635	Cheval Holdings, Ltd.	06/04/2021
Common Shares	(42,440)	$19.0832	Cheval Holdings, Ltd.	06/07/2021